February 2, 2009

Amy Geddes

Securities and Exchange Commission

Washington, D. C. 20549

Dear Mrs. Geddes:

This letter has been prepared pursuant to your request for Parks! America, Inc. to respond to the staff’s comments in the letter dated October 28, 2008.  For ease of your review, we have included a reference to your original comment and restated your comment before our response.

We acknowledge that you have reviewed our response dated October 2, 2008 and have the following comments.  We have continued to respond to the comments and specifically respond as follows:

Form 10-KSB for the Year Ended December 31, 2007

General

Comment #1:

Please revise and resubmit your response letter dated September 30, 2008 so that it includes the representations requested at the end of our comment letter sent to you May 1, 2008.

Response:

We are updating the letter to acknowledge that:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Comment #2:

Please apply the revisions requested in all comments to your amended Form 10-K for the year ended December 31, 2007.  Please provide the Staff with a draft of your revised document prior to filing the amendment via EDGAR.

Response:

Under separate cover we are sending the proposed changes to the 10-K.

Park Staffing Services and Animal Paradise Acquisitions, page 7

Comment #3:

With regard to your acquisition of Park Staffing Services, please tell us when you think such financial statements will be available, the number of years you will provide, and how that corresponds to the results of the significance tests.

Response:

Before purchase, the company reviewed unaudited financial data and tax information for the segment of Computer Contract Service, Inc. for calendar years 2003 through 2006 and to date of purchase for 2007. The income and expenses were reviewed. Based on the historical cash flow, expected future cash flows, and business volume, the decision was made to acquire the intangible portion and the related personal property assets of the business segment. Nominal assets would be purchased and the purchase value would be the income stream and the intangible value of the contracts and business flow. Upon the inquiry and request, the audit is substantially completed and final audit report is expected by February 15, 2009. As per informal conferences, the December 31, 2005 balance sheet, and audits for 2006 and to date of acquisition for 2007 will be provided.  We anticipate that the audit will support the financial information that we reviewed before purchase.

Comment #4:

Please confirm to us that you understand that until you file the audited financial statements and pro forma financial information for the required periods, we will not be able to declare registration statements effective and you will not be considered to be in compliance with Item 13 (a) (1) of the Proxy Rules.

Response:

We understand that until we file the audited financial statements and pro forma financial information for the required periods, you will not be able to declare registration statements effective and that we will not be considered to be in compliance with Item 13(a)(1) of the Proxy Rules.

Comment #5:

Refer to our previous comment 5.  Your revised disclosure still appears to represent the acquisition of land and fixed assets from Oak Oak as the acquisition of a business from Animal Paradise LLC.  Specifically, it is unclear how Animal Paradise is related to Oak Oak, and whether Animal Paradise was operating or was capable of operations at the time of the asset acquisition.  From your response to our previous comment 4, it appears that Animal Paradise was not capable of operations and that you acquired only property and inventory. Further, the discussion in your revised disclosure of your inability to obtain information necessary to prepare pro forma financials is inappropriate if you consider the acquisition an asset purchase and not a business acquisition. Finally, your identification of this acquisition as the acquisition of a theme park in Note 1 on page 8 of your Form 10-Q for the quarterly period ended June 30, 2008 is confusing given your assertion that this is the acquisition of assets, and not of a business. Please revise and clarify your disclosure accordingly.

Response:

At the time of the purchase, the Animal Paradise entity was closed and not operating. The entity had sold off assets, and closed operations. Oak Oak, Inc owned the property and assets, but was in process of developing the property and was in process of abandoning the concept of a park. The Company negotiated with Oak Oak Inc, to purchase the real property, and assets and improvements on the real property for the appraised value. We will remove the following sentence in all future filings “Proforma results of operations have not been presented for the period of the transaction as such results were not readily available.” For the 10Q for September 30, 2008 the following footnote was included, further the footnote for the subsequent event is of similar language:

“ASSET PURCHASE OF LAND AND IMPROVEMENTS, NOW RENAMED WILD ANIMAL, INC.

On March 5, 2008 the Company entered into an Asset Purchase Agreement with Oak Oak Inc. to acquire real property and certain assets formally leased and operated by Animal Paradise, LLC, doing business as Wild Animal, Inc. (The facilities were renamed Wild Animal, Inc doing business as Animal Paradise and Parks! America formed the subsidiary which was incorporated under Missouri law.)

Wild Animal, Inc., located in Strafford, Missouri near Springfield, is a ride-through wild animal park similar to the previously acquired Wild Animal Safari theme park.

The asset purchase was completed on March 5, 2008.  Assets acquired by the Company pursuant to the Agreement include: only certain fixed assets, land, land improvements, buildings and structures, equipment, fixtures, and inventory located in Strafford, Missouri.  The animals were acquired subsequent to the purchase.  Proforma results of operations have not been presented for the period of the transaction as such results were not readily available.

The consideration for the assets acquired by the Company was an aggregate of $2,640,000, consisting of $300,000 cash, a promissory note in the principal amount of $1,750,000, accounts payable for the animals of $90,000 and a five year term loan of $500,000. The notes are being amortized as per the terms.

The purchase price was preliminarily allocated as follows:

Cash	$256,286
Prepaid deposit and insurance	22,274
Inventory	10,000
Depreciable assets	1,396,701
Land	720,000
Acquisition costs	15,083
Finance costs	6,200
Inter-company receivables	213,456
Total assets acquired	2,640,000
Accounts Payable, animals	(90,000)
Term loan CB&T	(500,000)
Note payable-Oak Oak, Inc	(1,750,000)
Total liabilities assumed	(2,340,000)
Net assets acquired	$300,000

The scheduled future principal maturities for the notes are as follows:

Period Ending
Sept 30,	Amount
2009	$104,810
2010	112,789
2011	121,376
2012 thereafter	1,861,433

Item 6. Management’s Discussion and Analysis or Plan of Operation

Results of Operations, page 14

Comment #6:

We have reviewed your disclosure in the Form 10-Q for the quarterly period ended June 30, 2008 revised in response to our previous comment 6.  Your revised disclosure is still overly general; as such we reissue our previous comment.  Please provide a draft of your revised disclosure for the year ended December 31, 2007 and the most recently quarterly period quantifying the impact of staffing revenues and costs, convenience store revenues and cost, and changes in park revenues. This disclosure should also explain how increases in park admissions increased cost of revenues and how park margins improved.

Response:

The disclosure for discontinued operations of the convenience store revenues and costs has been revised in the December 31, 2006 financial statements. Segment accounting has been added to the financial statements and subsequent filings.  The restatement will reflect that theme park admissions increased from $2,231,427 for 2006 to $2,596,551 for 2007. The restatement will reflect the discontinued operations of the Convenience Store which operated at a loss of $55,657 for 2006.  The theme park and corporate operations reflect that cost of sales decreased from $568,688 for 2006 to $351,275, or a $217,413 improvement in gross profit. Operating expenses were $2,939,776 for 2006 for the theme park and corporate, and for 2007 the operating expenses were $2,052,068; or a decrease in operating expenses for the comparative operations of $887,708. Park Staffing Services provided additional revenues of $2,310,486. The Cost of sales for the Staffing Services were $1,876,145 and operating expenses were $295,197. The Staffing Services provided net profit from operations of $139,144, less interest expense of $11,523 or $127,621 in net profit. The segment accounting in the restated financial statements reflects the bifurcation of the segments.

Liquidity and Capital Resources, page 15

Comment #7:

Please provide us with an explanation of the difference noted in our previous comment 7.  Specifically, please expand the discussion surrounding use of cash for the year ended December 31, 2007 to include all material uses. Your current explanation leaves 33% of cash used unexplained.

Response:

Our cash on hand decreased from $780,931 to $554,212 as of December 31, 2007, as compared to cash on hand in the amount of $1,335,143 for the year ended December 31, 2006.  During 2007, we acquired the staffing agency consuming $522,683.  In addition, we expended capital for expansion at the park, and made cash and capital purchases of $359,460.  At December 31, 2007, $170,000 was available from the line of credit.  We will require additional debt and/or equity funding in order to pursue our strategy of acquiring additional theme parks, which is our intended business plan.  However, we will be able to support our operations over the next 12 months from our revenues even if the funding necessary to complete further potential acquisitions does not materialize.

We believe that we have sufficient cash, other current assets and operating cash flow to sustain foreseeable organic growth throughout the next fiscal or other avenues such as loans, the sale and issuance of additional debt and/or equity securities, or other financing arrangements for acquisitions and expansions. Any future capital raised by our company is likely to result in substantial dilution to existing stockholders.

Financial Statements

Consolidated Statements of Cash Flow, page F-9

Comment #8:

Refer to our previous comments 9, 10, and 11.  Please revise your statement of cash flow in accordance your response via an amendment to your current Form 10-K. Please provide us with a draft of your revised statement of cash flows prior to filing the amendment.

Response:

The cash flow statements have been revised in 2008 and a draft of the revised statement of cash flows for the 2007 financials will be presented before filing the amendment.

Note 2 –Significant Accounting Policies

Revenue Recognition, page F-7

Comment #9:

Please confirm to us that you have no long-term contracts under which you earn Park Staffing revenue.  If you do, please tell us the terms of such contracts, how you calculate revenue to be recognized, and how you determine the period in which to recognize such revenue.

Response:

Park Staffing does not have long term contracts but rather recurring contracts on a payroll or weekly period. Each Friday, the payroll for the week is calculated, the beginning of the following week, the payroll is paid, and the customers are billed for the services provided.  The income and expense are matched within the payroll period and billed on a weekly/payroll period basis. The contracts are week to week or payroll to payroll period contracts and can be cancelled.

Comment #10:

Please revise your proposed disclosure in response to our previous comment 12 to indicate, if true, that management believes revenue earned from season passes is not material.

Response:

We have revised the disclosure to reflect as not material.  The major source of income is received in the form of services provided from staffing services and theme park cash admissions. Park Staffing Service revenue is recognized as services are performed on an hourly or weekly basis, prices are fixed or determinable based on customer requisitions and collectibility is reasonably assured. Contracts and relationships for providing employees can be cancelled by the contractor and can be cancelled at any time. Theme park revenues from admission fees are recognized upon receipt of the cash at the time of our customers’ visit to the parks.  No theme park ticket sales are made in advance.  Short-term seasonal passes are sold primarily during the summer seasons and are negligible to our results of operations and are not material.

Note 3, Long Term Debt

Comment #11:

Refer to our previous comment 14.  Please revise your note to present the components of your long-term debt in tabular form for clarity.  Such a table should present a brief description along with the total amount outstanding for each debt instrument.  Further, the table should add each instrument to calculate total long-term debt, then subtract the current portion to yield current and long term (net of current portion) amounts that can be tied directly to the financial statements.  Your current narrative discussion should follow such tabular presentation. Please provide a draft of your proposed disclosure as of December 31, 2007 and the latest interim balance sheet date.

Response:

Draft is being supplied and the Form 10Q for September 30, 2008 period is filed.

Comment #12:

Refer to our previous comment 15.  Confirm to us and revise your disclosure to indicate that the entire $200,000 is available for draw at the latest balance sheet date, and that any covenants governing the line of credit are not currently diminishing availability of funds.

Response:

We have enhanced our disclosure in the Form 10Q for the period ended September 30, 2008 and have provided a revised version for 2007 for your review.

Comment #13:

Refer to our previous comment 16. Please make similar corrections for the year ended December 31, 2007 via your amended Form 10-K.

Response:

The lines of credit and current draws, and available lines of credit are disclosed in the restated financial statements and all subsequent financial statements. The liabilities are reconciled annually and quarterly. The available portions of the lines of credit are disclosed.

Note 4. Capital Stock, page F-10

Comment #14:

Refer to our previous comment 17.  Please explain to us your basis in GAAP for assigning no value to the 11,128,000 warrants issued in 2005.

Response:

The warrants were issued with common shares sold, and since the warrants met the criteria for equity classification, the warrants even if assigned a value would not impact the recording of the transaction or the financial statements. The debit was to cash and the credit would be to common stock and capital in excess of par value. To go back and assign a value to those warrants are all academic and will not add value to the financial statement user. The exercise price has always exceeded market price.  The warrants will expire June 23, 2010. No warrants have been exercised, and there is no logic to exercise.  Review of models indicates that the warrants have no value to recognize or not recognize.

Comment #15:

Further, please revise the second two paragraphs to indicate the total value recognized as expense in each case.

Response:

The Consolidated Statement of Changes in Stockholders’ Equity and the notes to the financial statements have been revised and all subsequent June 30, 2008 and September 30, 2008 interim financial statements have been revised to reflect the shares issued for services and or expenses.

Note 5. Significant Transactions with Related Parties, page F-11

Comment #16:

As previously requested in comment 19, please tell us and revise your disclosure to indicate whether any of the counterparties to the no-interest loans are significant shareholders.  In addition, please explain to us why APB 21 applies and why SAB Topic 5B does not apply.

Response:

The two receivables reflected were due from an unrelated company for a commission receivable for services provided by the Chairman and Chief Executive Officer and advances to LEA Management. LEA Management is owned by Larry Eastland. Also, the loan payable to EDLA LLC (also controlled by Larry Eastland) exceeded the receivable from LEA Management. The restatements to the balance sheet and the profit and loss in connection with the claimed unrecorded corporate expenses will eliminate the receivable balances from LEA Management and increase the liability to Mr. Eastland and or companies or entities under his control.

Note 6. Sale of Assets and Operations of Crossroads Convenience Center LLC

Comment #17:

We note your response to our previous comment 23 with regard to the gain/ (loss) on the transaction.  Your response cites comment 21, in which you disclose the “net proceeds” from the transaction.  Please note that “net proceeds” is not equivalent to gain/ (loss) on the transaction.  Further, it does not appear that your proposed revised disclosure indicates the gain or loss recorded on each piece of the transaction or how such amount was calculated, as requested in our previous comment 23.  As such, we reissue the comment.  Please tell us and revise your disclosure to indicate the gain or loss on each piece of the transaction, and how such amounts were determined.  Please also indicate how you determined the period(s) in which to recognize such gain or loss.

Response:

The disclosure has been expanded, and the amounts were determined as per the contracts between the buyers and the company.  The sales were completed during 2006, and the final real property sale was closed through the title company during December of 2006.

Comment #18:

Further, please provide us with tabular calculations showing how you determined the amounts to be presented related to each transaction in the income statement and statement of cash flows.

Response:

The disclosure is revised as follows:

On October 31, 2006 Crossroads Convenience Center LLC (“Crossroads” or “Seller”), a wholly-owned subsidiary of Great American Family Parks, Inc (“Great American” or “the company”), entered into an asset purchase agreement (the “Agreement”) with Idaho Center Chevron, Inc. (“Idaho Center” or “Buyer”) pursuant to which Idaho Center purchased the business and assets of the convenience center, Chevron gas station business owned by Crossroads, other than real estate.  Such assets consisted of the fuel and retail facility located next to The Idaho Center, a regional entertainment complex in the Boise, Idaho metropolitan area, as well as all of the property owned or leased by the Company that was used in connection with the business.

The purchase price for the business assets and operations was $600,000, consisting of $300,000 in cash and a secured conditional promissory note in the amount of $300,000 (the “Note”).  The Note has a term of five years and bears interest at the rate of eight percent per annum.  The Note was issued jointly by the Buyer and Richard Swensen and is secured by 300,000 shares of common stock of the Company owned by Mr. Swensen, 270,000 shares of which were delivered at closing and an additional 30,000 shares were delivered within two weeks of closing.  Seller may sell the stock at any time to cover the Note so no interest accrual has been made.

The Agreement also included an option to purchase the permanent assets, land and real property owned by Crossroads located at 5950 East Franklin Road in Nampa, Canyon County, Idaho for a purchase price of approximately $2,400,000. During December of 2006, the Company completed the sale of the real property, and receiving net proceeds of $1,828,215.74 after debt on January 5, 2007.

Crossroads Convenience Center LLC discontinued business activity as of October 31, 2006.

The facility was rented to the buyer(s) until exercise of the option and closed as of December, 2006.)

The sale price was determined as follows:

Sale of business:
Assets and Goodwill	$489,859
Inventory	110,141
600,000
Sale of building and personal property:
Building and personal property	2,400,000
Total sales price	$3,000,000

Note 7 – Purchase of tempSERV Assets, Now Renamed Park Staffing Services. LLC, Page F-13

Comment #19:

Refer to your response to our previous comment 25.  Please revise your narrative discussion of consideration paid to list them in order of cash paid, promissory note, and then warrants issued as it appears from your response the warrants issued are contingent consideration.

Response:

The footnote has been revised to reflect the order requested. The warrants were contingent on certain performance and actions.  At this point, the warrants will never be issued because on December 30, 2008, the staffing agency activity and the assets were reconveyed to the sellers.

Comment #20:

Please confirm to us and revise your disclosure to clarify that the warrants will be issued and exercisable based on the achievement of the factors discussed in your revised disclosure.

Response:

The warrants were to be issued and exercisable based on the achievement of the factors discussed in the revised disclosure.  At this point, the achievement will not be consummated and the warrants will not be issued or exercised because of the reconveyance.

Comment #21:

Further, we note that you have named “Intangible Appraisers, Inc.” as experts used in the valuation of the warrants issued as consideration. Please note that, should these financial statements be incorporated by reference into any registration statement, consent from named experts should be filed. Alternatively, you may remove the language suggesting the use of an independent third party in valuation. Refer to Item 601 of Regulation S-K.

Response:

The name has been removed in all references.

Comment #22:

Please revise your tabular presentation to eliminate the “liabilities assumed” as these liabilities were not liabilities of tempServ when acquired, but were entered into by you as part of the consideration to be paid to CCS.  Your current presentation is confusing.

Response:

We have corrected the disclosure.

Comment #23:

Your asset allocation assigns a value of $391,000 to “continuing contracts.” Please confirm our understanding that you consider these to be intangible assets subject to amortization.  Further, if our understanding is correct, please tell us and revise your footnote to indicate how these were valued and how you determined the appropriate amortization period.

Response:

We confirm that these intangible assets are subject to amortization. The continuing contracts were ongoing recurring business.  The contracts, expected future cash flows and activity was reviewed in estimating the allocation of value to intangible assets that would be subject to amortization.  We believe that the estimated life of five years would be a reasonable life for amortization purposes.

Note 8.  Earnings per Share, page F-13

Comment #24:

Please revise your presentation as proposed in your response to our previous comment 31 both on the face on the income statement and in this note in the amended form 10-K for the year ended December 31, 2007.

Response:

We have corrected both as per your request.

Comment #25:

Refer to our previous comment 32.  Please note that the requested disclosure is required for each year an income statement is presented, and should be presented in your amended Form 10-K for the year ended December 31, 2007.

Response:

The footnote has been revised and continues through current filings.

Item 8A.  Controls and Procedures, page 16

Comment #26:

Please note that two separate evaluations by management are required under this heading: an evaluation of Disclosure Controls and Procedures and an evaluation of Internal Control Over Financial Reporting.  In completing your evaluation, you may find the following documents helpful:

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The Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76).  You can find this release at: http://www.sec.gov/rulesfinal/2007/33-8809.pdf;

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The Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77).  You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

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The “Sarbanes-Oxley Section 404 – A Guide for Small Business” brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Response:

The company has reviewed the above documents and continually evaluates policies and procedures and announcements to provide proper disclosure and filing.

Comment #27:

Further, please revise your proposed disclosure to indicate the specific material weaknesses causing your internal control over financial reporting, and to indicate the remediation efforts you have employed to correct each material weakness.

Response:

The Company has identified weaknesses within the reporting structure and has restated financial reports as of 2007 and all subsequent reports. The weakness is in the presentation of the financial information within the cash flow statement, segment accounting and footnote disclosure. The cash flow statement has been restated, segment accounting and discontinued operations have been disclosed and footnote disclosure has and continues to be expanded. The audit of the purchase of the business segment is close to completion and will be provided upon completion. The company continues to review and look for weaknesses within the operating statements, and reporting.

In connection with responding to the above comments, the company hereby acknowledges that:

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the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ Larry Eastland

Larry Eastland

Chief Executive Officer